August 11, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.

Washington D.C. 20549-0406

RE: SEC COMMENT LETTER DATED AUGUST 3, 2005 (FILE NO. 000-30690)

Dear Mr. Spirgel:

We have reviewed the comments included in your letter dated August 3, 2005 regarding the Form 20-F filed by EuroTrust A/S on June 3, 2005. Our responses to your comments follow.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS; PAGE F-5

1. In future period, please revise your presentation to comply with SAB Topic 11:B.

     EUROTRUST A/S RESPONSE

     EuroTrust will revise our presentation of Cost of Revenues in future periods to read Cost of Revenues (exclusive of depreciation shown separately below).

2. Tell us in detail how you concluded that the divestitures of all of your related internet business disposed of in 2003 and 2004 should not be classified as discontinued operations. In response address EITF 03-13 and Paragraph 42 of SFAS 144.

     EUROTRUST A/S RESPONSE

     Paragraph 42 of SFAS 144 requires the disposal of segments to only be classified as discontinued operations if the following two conditions were met.

(First) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and

(Second) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Paragraph 4 and 5 of EITF 03-13 states that determining whether the cash-flows have been eliminated is based upon whether the characteristics of the activities that generate the continuing cash flows are similar to the characteristics of the activities that generated the cash flows of the component prior to its disposal.

With the sale of EuroTrust Secure Hosting A/S the Company negotiated that EuroTrust receive from the buyer the greater of a minimum royalties or a percentage royalty based upon sales to existing customers at the time of the sale. With the sale of EuroTrust NetVaulting A/S the


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Company negotiated that EuroTrust receive from the buyer a percentage royalty based upon sales to existing customers at the time of the sale. EuroTrust's Management had no further involvement in the operations of the EuroTrust Secure Hosting A/S and EuroTrust NetVaulting A/S after the sale.

Based upon the sales agreements management judged the characteristics of the on going royalty received from the sold operations (as provided by paragraph 5 of EITF 03-13) as being similar in characteristics to the cash flows generated by these activities prior to their disposal as follows.

1) Whether the nature of the products sold and services provided are similar? - The nature of the product being sold and services provided in these cases have not changed.

2) Whether the customers who purchase the products sold and services provided are similar? Royalties are received based upon sale to existing EuroTrust A/S customer base at the time of Sale.

3) Whether the geographic region in which products are sold and services are provided are similar? - The geographic region was Denmark and the Scandinavian Region of Europe for EuroTrust A/S and the Buyer.

4) Whether the methods used to distribute products and provide services are similar? - The has been no significant changes by Buyer in distributing the products and services.

5) Whether the extent of decision-making ability over the operations is similar? No EuroTrust A/S has no decision-making ability over the sold operations.

6) Whether degree of involvement in the activities is similar (passive versus active)? EuroTrust A/S has a passive degree of involvement (receipt of royalties).

7) Whether degree of financial interest is similar (obligation to absorb losses and ability to receive residual returns)? - While EuroTrust A/S has no further obligation to absorb losses of these operations EuroTrust A/S is receiving a residual return in the royalty.

Thus EuroTrust's management has not classified the operations as discontinued in the Consolidated Statement of operations.

3. In your disclosure regarding the acquisition of Ideation House ApS, and the subsequent divestiture of InAphone A/S, it is unclear to us whether you have recorded a gain or loss on the divestiture. Explain to us your accounting for the sale of this subsidiary.

     EUROTRUST A/S RESPONSE

On January 1, 2005 the minority shareholders purchased the remaining outstanding shares of InAphone A/S from EuroTrust A/S for one Danish Krone and agreed to repay the 2,500,000DKK in intercompany loans. At the time of sale InAphone A/S had a negative equity of approximately 2,500,000 equal to the intercompany loans between the EuroTrust A/S and InAphone A/S. Management has estimated that the 2,500,000 will not be collected and established an allowance resulting in a net gain on sale of InAPhone A/S of zero. As of December 31, 2004, EuroTrust A/S impaired the goodwill of approximately 965,000 DKK related to purchase of InAphone A/S (See Note 5 to the 20-F).

GENERAL

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a


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company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

     EUROTRUST A/S RESPONSE

     EuroTrust A/S acknowledges that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments in the company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     EuroTrust A/S understands that the Division of Enforcement has access to all information EuroTrust A/S provides to the staff of the Division of Corporation Finance in the staff's review of EuroTrust A/S filing or in response to the staff's comment on EuroTrust A/S filing.

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If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Soren Degn.
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Chief Financial Officer
EuroTrust A/S
+ 45 39 54 00 00